NAC AVIATION 29 DESIGNATED ACTIVITY COMPANY
Gardens International
Henry Street
Limerick V94 4D83
Ireland

May 26, 2022

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian Fetterolf and Donald Field

Re:	NAC Aviation 29 Designated Activity Company Application for Qualification of Indenture on Form T-3 With Respect to Senior Secured Notes File No. 022-29102

Ladies and Gentlemen:

Pursuant to Section 307 of the Trust Indenture Act of 1939, as amended, and the rules promulgated thereunder, NAC Aviation 29 Designated Activity Company (the “Company”) hereby respectfully requests that the effectiveness of the Application for Qualification of Indenture on Form T-3 originally filed on April 25, 2022 (File No. 022-29102) (as amended by the filing on May 18, 2022, the “Form T-3”) be accelerated to become effective on May 31, 2022 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua N. Korff, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4943, as soon as the Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

NAC AVIATION 29 DESIGNATED ACTIVITY COMPANY

By:	/s/ Justin Bickle
Name:	Justin Bickle
Title:	Director